 SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                                                       OMB APPROVAL
                                                            OMB NUMBER :  3235-0058
                                                             EXPIRES:  May 31, 1997
                                                           ESTIMATED AVERAGE BURDEN
                                                            HOURS PER RESPONSE 2.50

                                                                    SEC FILE NUMBER
                                                                          000-11730

                                                                       CUSIP NUMBER
                                                                        82845R 10 7

(CHECK ONE): / /Form 10-K    / /Form 20-F    / / Form 11-K    /X/Form 10-Q    / /
Form N-SAR

For Period Ended:  March 31, 2001

/ / Transition Report on Form 10-K        / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F        / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:
                                ----------------------------------------

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.

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                          PART I - REGISTRANT INFORMATION
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                 Full Name of Registrant: COGNIGEN NETWORKS, INC.
                                          -----------------------

                            Former Name if Applicable:

            Address of principal executive office (Street and number):
                         7001 SEAVIEW AVENUE NW, SUITE 210
                         ---------------------------------

                City, State and Zip Code: SEATTLE, WASHINGTON 98117
                                          -------------------------

                         PART II - RULES 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule 12b25(b),  the following  should be completed.  (Check appropriate box.)

/X/  (a) The reason  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/  (b) The subject annual report,  semi-annual report,  transition report on Form
         10-K,  20-F,  11-K or Form N-SAR,  or portion  thereof will be filed on or before the fifteenth  calendar day following the  prescribed  due date; or
         the  subject  quarterly  report  or  transition  report on Form  10-Q,  or portion  thereof  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

/ /  (c) The  accountant's  statement or other exhibit  required by Rule  12b-25(c)
         has been attached if applicable.

                               PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

On May 15, 2001, we filed the above-mentioned 10QSB at approximately 4:20 PM EST using the wrong CIK and CCC codes.  We refiled the 10QSB, using the correct codes, at 7:00 PM EST, which will not post until May 16, 2001.

We have filed a backdate letter with the SEC and are waiting for a response.

                            PART IV - OTHER INFORMATION

(1)   Name  and   telephone   number  of  person  to  contact  in  regard  to  this
     notification:

     DARRELL H. HUGHES        206                297-6151
     -----------------        ---                --------
         (Name)              (Area Code)  (Telephone Number)

(2)  Have all other  periodic  reports  required  under  Section 13 or 15(d) of the
     Securities  Exchange Act of 1934 or Section 30 of the  Investment  Company Act
     of 1940 during the  preceding  12 months or for such  shorter  period that the registrant was required to file such  report(s)  been filed?  If answer is no,
     identify report(s).      /X/ Yes     / / No
     See attached addendum.

(3)  Is it anticipated  that any  significant  change in results of operations from the  corresponding  period for the last fiscal year would be  reflected by the earnings statements to be included in the subject report or portion thereof?
     / / Yes      /X/ No

     If so, attach an explanation of the anticipated  change,  both narratively and quantitatively,  and,  if  appropriate,  state the  reasons  why a  reasonable estimate of the results cannot be made.

                              COGNIGEN NETWORKS, INC.
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                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  MAY 16, 2001           By:  /S/ DARRELL H. HUGHES, PRESIDENT
       ------------                --------------------------------
                               DARRELL H. HUGHES, PRESIDENT